SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

PE 7-1-02

For the month of July, 2002

LANOPTICS LTD.

(Translation of registrant's name into English)

1 Hatamar Street
P.O.B. 527
Yokneam 20692
ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..☑... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .☑....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Contents

Attached hereto and incorporated by reference is the registrant's press release, dated July 29, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANOPTICS LTD.

By:_________________________

Name: Dror Israel

Title: CFO and Corporate Secretary

Dated: July 30, 2002

Exhibit Index

Exhibit Number	Description
99.1	Press Release, dated July 29, 2002

Exhibit 99.1

LANOPTICS

LANOPTICS BUILDING
1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

Contact:
Dror Israel
Director of Finance
LanOptics Ltd. Israel
++972-4-959 6666
E.Mail: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

LANOPTICS ANNOUNCES 2002 SECOND QUARTER RESULTS

Yokneam, Israel, July 29, 2002 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the second quarter ended June 30, 2002.

Revenues from continuing operations totaled US$ 88,000 versus US$ 376,000 in the second quarter of 2001. Most of the revenues this quarter are attributed to sales related to LanOptics' subsidiary, EZchip Technologies, rather than the sale of LanOptics legacy equipment, which generated most of the sales in the past. Operating loss amounted to US$ 2,621,000, versus US$ 2,432,000 in the second quarter of 2001. Most of the loss is attributed to the costs associated with EZchip's development operations. Net loss from continuing operations for the quarter was US$ 251,000, a loss of US$ 0.03 per share, compared to net income from continuing operations of US$ 10,000 or US$ 0.01 per share for the same period last year.

For the six months ended June 30, 2002, LanOptics reported revenues from continuing operations of US$ 144,000, compared with US$ 845,000 for the same period last year. Operating loss for the six months amounted to US$ 5,306,000, versus US$ 4,528,000 in the same period last year. Net loss from continuing operations for the six months was US$ 487,000, a loss of US$ 0.07 per share, compared to net income from continuing operations of US$ 85,000 or US$ 0.02 per share for the same period last year.

The consolidated financial statements of LanOptics conform with accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (US GAAP). The main difference relates to the accounting for Preferred Shares of a subsidiary. As a result, the net loss for the six months ended June 30, 2002, and deficiency in shareholders' equity as of that date in accordance with US GAAP were US$ 4,872,000 and US$ 9,110,000, respectively, as compared with net loss and shareholders' equity in accordance with Israeli GAAP of US$ 487,000 and US $5,087,000, respectively.

"EZchip's NP-1 processor offers tremendous cost savings for OEMs," said Dr. Meir Burstin, Chairman of the Board of Directors of LanOptics. "Since the availability of the NP-1 was announced, in April this year, EZchip continues to secure design wins, including those from sizeable customers. These design wins currently represent sales of software tools, evaluation boards and sample chips that enable EZchip's customers to start development of their next generation networking equipment. Once the OEMs reach their production stage, a process that may take 9-12 months, we expect that these design wins will translate to volume revenues for EZchip. We are confident that EZchip, with its innovative and superior technology, will rapidly establish itself as a leader in its space."

On July 15, 2002 LanOptics entered into an agreement with Apax Partners that will allow LanOptics to increase its shareholdings in EZchip. Pursuant to the agreement, LanOptics will increase its equity interest in EZchip from 57% to approximately 66% of the outstanding share capital of EZchip. The increase will be accomplished by the sale of Apax Partners' shares in EZchip to LanOptics, in exchange for the issuance of 1,153,508 newly-issued LanOptics shares.

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LANOPTICS
LANOPTICS BUILDING
1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing 10/40 Gigabit network processors. EZchip's breakthrough TOPcore® technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with immense savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.

For more information on EZchip, visit the web site at http://www.ezchip.com.
For more information on LanOptics, visit the web site at http://www.lanoptics.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2002 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

-- Tables to Follow --

LANOPTICS
LANOPTICS BUILDING
1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

LanOptics Ltd.

Consolidated Statement of Income
(U.S. Dollars in thousands)

	Three Months Ended June 30 (Unaudited)		Six Months Ended June 30 (Unaudited)	
	2002	**2001**	**2002**	**2001**
Sales	88	376	144	845
Cost of Sales	33	276	38	612
Gross Profit	55	100	106	233
Research & Development Cost	1,965	1,959	3,926	3,655
Selling, General & Administration	711	573	1,486	1,106
Operating Loss	(2,621)	(2,432)	(5,306)	(4,528)
Other Income / (Expense)	--	(24)	--	803
Financial Income, net	238	368	506	784
Loss before Minority Share	(2,383)	(2,088)	(4,800)	(2,941)
Minority Share of Loss from Subsidiaries	2,132	2,098	4,313	3,026
Net Income / (Loss)	(251)	10	(487)	85
Basic and Diluted Net Earnings / (Losses) per Share	(0.03)	0.01	(0.07)	0.02
Weighted average number of shares used in computing basic and diluted net earnings/(losses) per share	7,350,027	7,566,016	7,350,027	7,566,016

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LANOPTICS
LANOPTICS BUILDING
1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

LanOptics Ltd.

Consolidated Balance Sheet

(U.S. Dollars in thousands)

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Cash & Cash Equivalent	15,634	20,471
Accounts Receivable	170	26
Other Receivables	280	408
Inventory	121	--
Current Assets	16,205	20,905
Severance Pay Fund	808	709
Prepaid Development and Production Costs, Net	1,022	1,325
Equipment, Net	1,307	1,281
Total Assets	19,342	24,220
Liabilities and Shareholders Equity		
Accounts Payable	505	473
Accrued Expenses & Other Payables	1,701	1,907
Current Liabilities	2,206	2,380
Accrued Severance Pay	1,067	1,022
Preferred Shares of A Subsidiary	10,982	15,295
Shareholders' Equity		
Share Capital	56	56
Capital Surplus	24,845	24,792
Retained Earnings	(19,814)	(19,325)
	5,087	5,523
Total Liabilities and Shareholders Equity	19,342	24,220

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